EXHIBIT 4.8


                              SEVENTH AMENDMENT TO
                   THIRD AMENDED AND RESTATED CREDIT AGREEMENT

      This SEVENTH AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT (this "AMENDMENT") dated as of June 24, 1999 and effective as of May 31, 1999 (the "EFFECTIVE DATE") is made among WEIDER NUTRITION INTERNATIONAL, INC., a Delaware corporation ("HOLDINGS"), WEIDER NUTRITION GROUP, INC., a Utah corporation ("NUTRITION"), WNG HOLDINGS (INTERNATIONAL) LTD., a Nevada corporation ("INTERNATIONAL"; Holdings, Nutrition and International, individually, each an "OBLIGOR" and, collectively, "OBLIGORS"), GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation, for itself, as Lender, and as Agent for Lenders (in such capacity, "AGENT"), and the other Lenders signatory to the hereinafter defined Credit Agreement.

                                    RECITALS

      A. Agent, Lenders and Obligors are party to that certain Third Amended and Restated Credit Agreement dated as of May 6, 1997 (as previously amended, restated, supplemented or otherwise modified from time to time, the "CREDIT AGREEMENT").

      B. On and subject to the terms and conditions hereof, Obligors have requested, and Agent and Lenders are willing to grant, certain amendments and waivers under the Credit Agreement.

      C. This Amendment shall constitute a Loan Document and these Recitals shall be construed as part of this Amendment; capitalized terms used herein without definition are so used as defined in Annex A to the Credit Agreement.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

      1. WAIVER. Subject to the conditions precedent set forth in Section 4 hereof, Agent and Lenders hereby waive the Event of Default arising under
Section 8.1(c) of the Credit Agreement solely resulting from Holdings' failure to comply with paragraph (c) of Annex G of the Credit Agreement at the end of the Fiscal Quarter ending May 31, 1999.

      2. AMENDMENT. Subject to the conditions precedent set forth in Section 4 hereof, the Credit Agreement is hereby amended as follows:

            (a) The text of Section 1.5(a) of the Credit Agreement is replaced with the following text:

            "(a) Borrowers shall pay interest to Agent, for the ratable benefit of Lenders, in arrears on (i) the first day of each month with respect to Index Rate Loans and (ii) on the last day of each applicable LIBOR Period with respect to LIBOR Loans, at a per annum rate equal to (A) with respect to Index Rate Loans, the Index Rate plus a margin of (1) 1.75%, from June

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            24, 1999 through September 23, 1999, (2) 2.25%, from September
            24, 1999 through November 23, 1999, (3) 3.25%, from November 24, 1999 through December 23, 1999 and (4) for each period of thirty consecutive days thereafter, the margin in effect immediately prior to such period PLUS an additional .25% (such that, for example, the margin determined pursuant to this clause (4) will be 3.50% as of December 24, 1999 and 3.75% as of January 24, 2000) and (B) with respect to LIBOR Loans, the LIBOR Rate plus a margin of (1) 3.25%, from June 24, 1999 through September 23, 1999, (2) 3.75%, from September 24, 1999 through November 23, 1999, (3) 4.75%, from November 24, 1999 through December 23, 1999 and (4) for each period of thirty consecutive days thereafter, the margin in effect immediately prior to such period PLUS an additional .25% (such that, for example, the margin determined pursuant to this clause (4) will be 5.00% as of December 24, 1999 and 5.25% as of January 24, 2000)."

            (b) The text of Section 1.6 of the Credit Agreement is replaced with the following text:

                  "Section 1.6 FEES. As additional compensation for Lenders'
            costs and risks in making the Revolving Credit Loan available to Borrowers, Borrowers agree to pay to Agent, for the ratable benefit of Lenders, in arrears, on the first Business Day of each month prior to the Revolving Commitment Termination Date or such earlier date as the Lenders' obligations to make Revolving Credit Advances terminate or the Revolving Credit Loan becomes due and payable, and on the Revolving Commitment Termination Date or such earlier date as the Lenders' obligations to make Revolving Credit Advances terminate or the Revolving Credit Loan becomes due and payable, a fee for Borrowers' non-use of available funds (the "NON-USE FEE") in an amount equal to (i) a rate of .50% per annum (calculated on the basis of a 360 day year and actual days elapsed) (the "NON-USE FEE MARGIN") multiplied by (ii) the difference between the respective daily averages of (A) the Maximum Revolving Credit Loan (as it may be adjusted from time to time hereunder) and (B) the amount of the Revolving Credit Loan outstanding during the period for which the Non-Use Fee is due."

            (c) The text of Article 6 of the Credit Agreement is replaced with the following text:

            "6.   NEGATIVE COVENANTS

                  Obligors, jointly and severally, covenant and agree that,
            without the prior written consent of Agent and the Requisite Lenders from and after the Closing Date until the Termination Date:

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                        6.1 MERGERS, SUBSIDIARIES, ETC. No Obligor shall, or
            shall cause or permit any Subsidiary thereof to, directly or indirectly, by operation of law or otherwise, merge with, consolidate with, acquire all or any substantial part of the assets or capital stock of, or otherwise combine with, any Person or form any Subsidiary; PROVIDED that (1) in a series of related transactions consummated substantially concurrently (i) Haleko may acquire all of the Stock of Sy-Fra not owned by Haleko immediately prior to such acquisition, (ii) Sy-Fra may acquire all of the Stock of Haleko Italia s.r.l., (iii) Haleko Italia s.r.l. may be merged with and into Sy-Fra and (iv) Sy-Fra may change its name to Haleko Italia s.r.l. (the transactions described in this clause (1), collectively, the "HALEKO ACQUISITION") and (2) Weider Nutrition Group (Canada) Ltd. may acquire all of the Stock of Custom Nutritional Inc. ("CNI") (the transaction described in this clause
            (2), the "CNI ACQUISITION;" the Haleko Acquisition and the CNI Acquisition, each, a "PERMITTED Acquisition"), subject to the following conditions precedent:

                  (a) Agent shall receive at least twenty (20) Business Days'
            prior written notice of such Permitted Acquisition, which notice shall include a reasonably detailed description of such Permitted Acquisition;

                  (b) such Permitted Acquisition shall only be of a Person
            engaged in, or involve assets dedicated to, the same or a substantially similar business to the businesses engaged in by one or more of Borrowers as of the Closing Date;

                  (c) such Permitted Acquisition shall not be with respect to
            Persons or assets located in jurisdictions against which the United States has imposed economic sanctions;

                  (d) such Permitted Acquisition will not subject Agent or any
            Lender to regulatory or third party approvals in connection with the exercise of its rights and remedies under this Agreement or any other Loan Documents other than approvals applicable to the exercise of such rights and remedies with respect to Obligors prior to such Permitted Acquisition;

                  (e) each such Permitted Acquisition of a Person shall be
            consensual and shall have been approved by such Person's board of directors and, as applicable, shareholders;

                  (f) no additional Indebtedness, contingent obligations or
            other liabilities shall be incurred, assumed or otherwise be reflected on a consolidated balance sheet of Holdings and its Subsidiaries after giving effect to such Permitted Acquisition, except (i) obligations to trade creditors incurred in the ordinary course of business, (ii) existing Indebtedness of the Persons acquired pursuant to the Haleko Acquisition not exceeding $850,000 in the aggregate and (iii) existing Indebtedness of

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            CNI not exceeding $150,000 in the aggregate; PROVIDED that neither
            Holdings, International nor any Wholly-Owned Domestic Obligor shall at any time be directly or indirectly liable for or otherwise obligated with respect to any such Indebtedness;

                  (g) at the time of such Permitted Acquisition and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing;

                  (h) Concurrently with delivery of the notice referred to in
            CLAUSE (A) above, Holdings shall have delivered to Agent, in form and substance satisfactory to Agent a pro forma consolidated balance sheet of Holdings and its Subsidiaries, based on recent financial data, which shall be complete and shall accurately and fairly represent the assets, liabilities, financial position and results of operations of Holdings and its Subsidiaries in accordance with GAAP consistently applied, but taking into account such Permitted Acquisition, together with a certificate of Holdings' Chief Financial Officer stating that, based on such pro forma balance sheet, Borrowing Availability shall be at least $15,000,000 (on a pro forma basis after giving effect to such Permitted Acquisition, with trade payables being paid currently and expenses and liabilities being paid in the ordinary course of business, and without acceleration of sales) after giving effect to such Permitted Acquisition;

                  (i) the Haleko Acquisition shall be funded solely with
            proceeds of contributions by Obligors to the capital of Haleko permitted by clause (d) of SECTION 6.2 and proceeds of Indebtedness of Haleko permitted by clause (vii) of SECTION 6.3; and the CNI Acquisition shall be funded solely with proceeds of Indebtedness of Weider Nutrition Group (Canada) Ltd. permitted by clause (viii) of
            SECTION 6.3;

                  (j) reasonably prior to the date of such Permitted
            Acquisition, Agent shall have received, in form and substance satisfactory to Agent, all opinions, certificates, lien search results and other documents, including acquisition agreements, reasonably requested by Agent, including proof of regulatory compliance.

                        6.2 INVESTMENTS; LOANS AND ADVANCES. Except (I) as
            otherwise permitted by SECTION 6.1, 6.3, or 6.4, and (II) for advances to suppliers on an arm's length basis in connection with purchases in the ordinary course of business, no Obligor shall, or shall cause or permit any Subsidiary thereof to, make any investment in, or make or accrue loans or advances of money to any Person, through the direct or indirect lending of money (including, without limitation, the guarantee of any letters of credit issued for the benefit of such Person), holding of securities or otherwise, other than (a) Accounts, (b) investments in Domestic Wholly-Owned Obligors, (c) investments by Nutrition in (i) marketable direct obligations

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            issued or unconditionally guaranteed by the United States of America or any agency thereof maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date of creation thereof and currently having the highest rating obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc., (iii) certificates of deposit, maturing no more than one year from the date of creation thereof, issued by commercial banks incorporated under the laws of the United States of America, each having combined capital, surplus and undivided profits of not less than $300,000,000 and having a senior secured rating of "A" or better by a nationally recognized rating agency, provided that the aggregate amount invested in such certificates of deposit shall not at any time exceed $100,000 for any one such certificate of deposit and $200,000 for any one such bank, (iv) time deposits, maturing no more than 30 days from the date of creation thereof with commercial banks or savings banks or savings and loan associations each having membership either in the Federal Deposit Insurance Corporation or in the Federal Savings and Loan Insurance Corporation and in amounts not exceeding the maximum amounts of insurance thereunder, (v) money market funds and (vi) in accordance with paragraph (d) of ANNEX C, (d) contributions by Obligors to the capital of Haleko that shall not at any time exceed $3,000,000 in aggregate at any time outstanding, (e) Specified
            Margin Shares acquired by Holdings during the period from June 26, 1998 to October 1, 1998 and (f) capital contributions to Domestic Wholly-Owned Obligors, to the extent deemed necessary and appropriate by Holdings in its reasonable discretion. Nothing herein shall be deemed to permit the disposition of any Stock constituting Collateral except in accordance with the express terms of this Agreement and the other Loan Documents.

                        6.3 INDEBTEDNESS. No Obligor shall, or shall cause or
            permit any Subsidiary thereof to, create, incur, assume or permit to exist any Indebtedness, except (i) obligations of Borrowers in connection with Letter of Credit Obligations, (ii) the Revolving Credit Loan and the other Obligations, (iii) deferred taxes, (iv) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law, (v) Indebtedness (including intercompany loans and obligations under Capital Leases) existing and set forth on
            SCHEDULE 6.3 as of June 24, 1999 (all of which shall have been incurred in accordance with the terms of this Agreement as in effect as of the date of such incurrence, and none of which shall be amended, refinanced, replaced, restated, supplemented or otherwise modified), (vi) lease payment obligations under existing leases permitted under SECTION 6.14, (vii) Indebtedness of Haleko which shall not exceed the amount of the Indebtedness of Haleko outstanding on November 30, 1998 (as indicated on the most recent balance sheet delivered pursuant to Annex G which includes such date) by DM20,000,000 in the aggregate from time to time outstanding (inclusive of the Indebtedness of Haleko

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            permitted in accordance with clause (x) below), (viii) Indebtedness of Weider Nutrition Group (Canada) Ltd. incurred in connection with the CNI Acquisition which shall not exceed the $114,000 in the aggregate from time to time outstanding, (ix) Indebtedness of CNI which shall not exceed $250,000 in the aggregate from time to time outstanding (inclusive of the Indebtedness of CNI permitted in accordance with clause (x) below) and (x) Indebtedness permitted in accordance with clause (f) of SECTION 6.1.

                        6.4 EMPLOYEE LOANS AND AFFILIATE TRANSACTIONS. (a) No
            Obligor shall, or shall cause or permit any Subsidiary thereof to, enter into or be a party to any transaction with any Affiliate of any such Person, other than (i) as permitted by SECTIONS 6.2, 6.4(B), or 6.13, (ii) in the ordinary course of and pursuant to the reasonable requirements of such Person's business and upon fair and reasonable terms that are fully disclosed to Agent in advance and are no less favorable to such Person than would be obtained in a comparable arm's length transaction with a third party not an Affiliate of such Person, (iii) loans to employees or other transactions between or among Obligors providing goods and services described on SCHEDULE 6.4 as of the Closing Date in the ordinary course of business consistent with past practices, (iv) payments made pursuant to the tax sharing agreement described on SCHEDULE
            3.13 as of the Closing Date, to the extent permitted by, and made in accordance with, clause (i) of SECTION 6.13, and (v) cash payments to Holdings to enable Holdings (contemporaneously with, and in the same amount of, such payments) to (1) fund its obligations under "Executive Retirement Plans" described on SCHEDULE 6.4 as of the Closing Date in an aggregate amount not to exceed $300,000 in any Fiscal Year (except, $1,100,000 in Fiscal Year 2000, $845,000 of which shall be paid by Parent to Holdings' former chief executive officer pursuant to Holding's existing severance arrangements with such Person) and (2) pay the general corporate, operating and administrative expenses of Holdings allocated to such Obligor or Subsidiary PROVIDED THAT payments made pursuant to this subclause
            (2) to Holdings by any Obligor or Subsidiary thereof shall not exceed such Obligor's or Subsidiary's fair allocable share of the expenses incurred by Holdings for the benefit of Obligors and their Subsidiaries. Payments made in accordance with clauses (iv) and (v) above may be accounted for by the applicable Obligor or Subsidiary as a cash dividend to Holdings or as an expense for the reimbursement of Holdings' expenses in the income statement of such Obligor or Subsidiary.

                  (b) No Obligor shall, or shall cause or permit any Subsidiary thereof to, enter into any lending, borrowing or other commercial transaction with any of its employees, directors, Subsidiaries, Affiliates, any other Obligor or related parties without the prior written consent of Agent, including, without limitation, payment of any management consulting, advisory or similar fee based on or related to any such

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            Person's operating performance or income or any percentage thereof, other than (i) as permitted by SECTIONS 6.2, 6.4(A), or 6.13, (ii) employment agreements and incentive compensation programs with full-time employees on commercially reasonable terms substantially similar to the agreements in effect on the Closing Date and described on SCHEDULE 6.4 as of the Closing Date, (iii) loans to their respective employees consisting of travel advances in the ordinary course of business consistent with past practice up to a maximum of $150,000 in the aggregate at any one time outstanding,
            (v) loans of up to $500,000 during each Fiscal Year to their respective employees for the payment of taxes incurred in connection with the conversion after the Closing Date of "Phantom Stock" of Nutrition issued prior to the Closing Date into Stock of Holdings, and (vi) outstanding intercompany loans among the Obligors as set forth on SCHEDULE 6.3 in accordance with SECTION 6.3.

                        6.5 CAPITAL STRUCTURE AND BUSINESS. No Obligor shall, or
            shall cause or permit any Subsidiary thereof to (i) make any changes in any of its business objectives, purposes or operations in each case which is reasonably likely to adversely affect the repayment of the Revolving Credit Loan or any of the other Obligations or could have or result in a Material Adverse Effect, (ii) except as described on SCHEDULE 3.10 as of the Closing Date, issue any shares of Stock, warrants or other securities convertible into Stock or revise the terms of its outstanding Stock, or (iii) amend its certificate or articles of incorporation or bylaws in a manner which is reasonably likely to have a Material Adverse Effect. No Obligor shall, or shall cause or permit any Subsidiary thereof to, engage in any business substantially different than the lines of businesses currently engaged in by such Person or any lines of business reasonably related thereto. Notwithstanding any other provision of this Agreement or any other Loan Document, Holdings shall not incur any Indebtedness or engage in any business activities other than (a) the performance of its obligations under the Loan Documents to which it is a party and (b) those activities incidental to (i) its ownership of the capital stock of the other Obligors, (ii) the Restricted Payments permitted to be made by it in accordance with
            SECTION 6.13 and (iii) the maintenance of its corporate existence in compliance with applicable law and this Agreement.

                        6.6 GUARANTEED INDEBTEDNESS. No Obligor shall, or shall
            cause or permit any Subsidiary thereof to, incur any Guaranteed Indebtedness except (i) by endorsement of instruments or items of payment for deposit to the general account of any Domestic Wholly-Owned Obligor (to the extent the transaction to which the foregoing relates is otherwise permitted by this Agreement), (ii) for Guaranteed Indebtedness incurred for the benefit of any Domestic Wholly-Owned Obligor if the primary obligation is permitted by this Agreement and (iii) Guaranteed Indebtedness existing and described on SCHEDULE 6.3 as of June 24,1999 (all of which shall have been incurred in accordance with the

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            terms of this Agreement as in effect as of the date of such incurrence, and none of which shall be amended, refinanced, replaced, restated, supplemented or otherwise modified).

                        6.7 LIENS. No Obligor shall, or shall cause or permit
            any Subsidiary thereof to, create, incur, assume or permit to exist any Lien on or with respect to any properties or assets (including any document or instrument with respect to Inventory or Accounts) of any such Person, whether now owned or hereafter acquired, or any income or profits therefrom, except (i) Liens existing and set forth on SCHEDULE 6.7 as of June 24, 1999 (all of which shall have been incurred in accordance with the terms of this Agreement as in effect as of the date of such incurrence, and none of which shall be amended, replaced, restated, supplemented or otherwise modified),
            (ii) Permitted Encumbrances and Liens on property or assets of Haleko securing Indebtedness of Haleko permitted under clause (vii) of SECTION 6.3, and (iii) presently existing or hereafter created Liens in favor of Agent, on behalf of Lenders.

                        6.8 SALE OF ASSETS. No Obligor shall, or shall cause or
            permit any Subsidiary thereof to, sell, transfer, convey, assign or otherwise dispose of any of its properties or other assets, including the capital stock of any such Person or any of their Accounts, other than Excluded Asset Sales.

                        6.9 ERISA. No Obligor shall, or shall cause or permit
            any Subsidiary or ERISA Affiliate thereof (without Agent's prior written consent) to (i) acquire any new ERISA Affiliate that maintains or has an obligation to contribute to a Pension Plan that has either an "accumulated funding deficiency", as defined in
            Section 302 of ERISA, or any "unfunded vested benefits", as defined in Section 4006(a)(3)(e)(iii) of ERISA, in the case of any plan other than a Multiemployer Plan, and in Section 4211 of ERISA in the case of a Multiemployer Plan, (ii) permit or suffer any condition set forth on SCHEDULE 3.14 as of the Closing Date to cease to be met and satisfied at any time, (iii) terminate any Pension Plan that is subject to Title IV of ERISA where such termination could reasonably be anticipated to result in a material liability to such Person,
            (iv) permit any accumulated funding deficiency, as defined in
            Section 302(a)(2) of ERISA, to be incurred with respect to any Pension Plan, (v) fail to make any contributions or fail to pay any amounts due and owing as required by the terms of any Plan before such contributions or amounts become delinquent, (vi) make a complete or partial withdrawal (within the meaning of Section 4201 of ERISA) from any Multiemployer Plan, or (vii) fail to promptly provide Agent with copies of any Plan documents or governmental reports or filings requested by Agent.

                        6.10 HAZARDOUS MATERIALS. Except as set forth on
            SCHEDULE 3.20 as of the Closing Date, no Obligor shall, or shall cause or

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            permit any Subsidiary thereof or any other Person within its control, to cause or permit a Release or the presence, use, generation, manufacture, installation, Release, discharge, storage or disposal of any Hazardous Materials on, under, in, above or about any of its real estate or the transportation of any Hazardous Materials to or from any real estate where such Release or such presence, use, generation, manufacture, installation, Release, discharge, storage or disposal would violate or form the basis for liability under any Environmental Laws.

                        6.11 SALE-LEASEBACKS. No Obligor shall cause or permit
            any Subsidiary thereof to, engage in any sale-leaseback or similar transaction involving its assets, including the resale of assets in any transaction or series of related transactions pursuant to which the subject assets are sold or transferred in connection with the leasing or the resale against installment payments, or as part of an arrangement involving the leasing or the resale against installment payments, of such assets to the seller or transferor thereof, other than such transactions which are existing and described on SCHEDULE
            6.11 as of June 24, 1999 (all of which shall have been consummated in accordance with the terms of this Agreement as in effect as of the date of such consummation, and none of which shall be amended, refinanced, replaced, restated, supplemented or otherwise modified).

                        6.12 CANCELLATION OF INDEBTEDNESS. No Obligor shall, or
            shall cause or permit any Subsidiary thereof to, cancel any claim or debt owing to it, except on an arm's-length basis and in the ordinary course of its business consistent with past practices.

                        6.13 RESTRICTED PAYMENTS. No Obligor shall, or shall
            cause or permit any Subsidiary thereof to, make or pay any Restricted Payment, other than (i) Restricted Payments to Holdings to permit Holdings (contemporaneously with, and in the same amount of, such payments) to (A) make Restricted Payments to Parent pursuant to, and not in excess of the amounts required under, the tax sharing agreements described on SCHEDULE 3.13 as of the Closing Date in respect of taxes payable for periods (or portions thereof) ending on or prior to the closing on the Closing Date and (B) pay Federal, state and local income tax obligations actually due and payable in cash by Holdings for periods (or portions thereof) commencing after the closing on the Closing Date, to the extent such obligations are the result of the net income or loss of Obligors and their Subsidiaries being attributed to Holdings for tax purposes,
            (ii) Restricted Payments to Holdings to permit Holdings (contemporaneously with, and in the same amount of, such payments) to pay fees and expenses necessary to maintain Holdings' corporate existence and good standing, (iii) Restricted Payments to Holdings to permit Holdings (contemporaneously with, and in the same amount of, such payments) to pay quarterly cash dividends in respect of its common stock, PROVIDED that

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            (A) only one such set of Restricted Payments may be made during any
            Fiscal Quarter, (B) all such Restricted Payments made during any Fiscal Quarter shall be made during the fifteenth (15th) through the twentieth (20th) (except, the thirty- fifth (35th) day, in the case of such a Restricted Payment to be made during the first Fiscal Quarter of Fiscal Year 2000) consecutive day immediately following the end of the immediately preceding Fiscal Quarter, (C) at least five (5) days prior to such Restricted Payment (except, one (1) day, in the case of such a Restricted Payment made during the third Fiscal Quarter of Fiscal Year 1999), Agent shall have received preliminary versions of the Financial Statements to be delivered to Agent pursuant to ANNEX E for the immediately preceding Fiscal Quarter, together with an attached certificate of the Chief Financial Officer of Holdings (on behalf of itself and each Borrower) to the effect that (1) the final Financial Statements to be delivered to Agent for such immediately preceding Fiscal Quarter will not differ in any material respect from such preliminary Financial Statements and (2) no Default or Event of Default had occurred or been continuing as of the end of the period covered by such Financial Statements (other than as of the end of the second Fiscal Quarter of Fiscal Year 1999), has occurred or is continuing as of the date of such certificate or would result from the making of such Restricted Payment, (D) the aggregate amount of all such Restricted Payments made during any Fiscal Quarter shall not exceed $0.0375 per each share of Holdings' common stock and (E) concurrently with each delivery of the Financial Statements described in clause (C) above, Holdings shall have delivered to Agent, in form and substance satisfactory to Agent and based on recent financial data, a pro forma consolidated balance sheet of Holdings and its Subsidiaries indicating that Borrowing Availability shall be at least $5,500,000 (after giving effect to such Restricted Payment and all Revolving Credit Advances to be made in connection therewith, and with trade payables being paid currently, expenses and liabilities being paid in the ordinary course of business and without acceleration of sales); (iv) Restricted Payments not in excess of $700,000 in the aggregate used to fund the purchase by Nutrition of its Stock pursuant to any "Phantom Stock" agreement separately identified in SCHEDULE 3.10 as of the Closing Date from the other agreements described therein; (v) transactions permitted under SECTION 6.4 and (vi) Restricted Payments to one or more Borrowers; PROVIDED THAT, in the case of Restricted Payments described in the foregoing clauses (iii) through (vi), no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such Restricted Payment.

                        6.14 LEASES. No Obligor shall, or shall cause or permit
            any Subsidiary thereof to, enter into any operating lease or similar agreement or arrangement with respect to real property or Equipment, other than such leases, agreements or arrangements which are existing and described on SCHEDULE 6.14 as of June 24, 1999 (all of which shall have been consummated in accordance with the terms of this Agreement as in effect as of the date of such consummation); PROVIDED that Obligors may enter into, or cause or permit any Subsidiary thereof to enter into, extensions or renewals of such leases and new leases so long as aggregate annual lease payment obligations under all leases shall at no time exceed by more than $300,000 aggregate annual lease payment obligations for all leases initially described on SCHEDULE 6.14).

                        6.15 FISCAL YEAR. No Obligor shall, or shall cause or
            permit any Subsidiary thereof to, change its Fiscal Year.

                        6.16 CHANGE OF CORPORATE NAME. No Obligor shall, or
            shall cause or permit any Subsidiary thereof to, change its corporate name except upon sixty (60) days advance written notice to Agent and after taking any reasonable action requested by Agent in connection therewith, including, without limitation, to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral.

                        6.17 SALE OF STOCK. No Obligor shall, or shall cause or
            permit any Subsidiary thereof to, issue or sell (whether in a public or private offering or otherwise) any of its Stock except pursuant to agreements or arrangements existing as of the Closing Date and described on SCHEDULE 3.10 as of the Closing Date.

                        6.18 CASH MANAGEMENT. No Obligor shall, or shall cause
            or permit any Subsidiary thereof to, accumulate or maintain cash in accounts (other than the Disbursement Account) as of any date of determination more than $200,000 in the aggregate in excess of checks outstanding against such accounts as of that date and amounts necessary to meet minimum balance requirements.

                        6.19 NO IMPAIRMENT OF CROSS-STREAMING, UPSTREAMING,
            DOWNSTREAMING OR LIENS. No Obligor shall, or shall cause or permit any Subsidiary thereof to, directly or indirectly, enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement) which could directly or indirectly restrict, prohibit or require the consent of any Person with respect to (a) the payment of dividends or distributions or the making of intercompany loans or investments by, between or among any of such Persons or (b) the creation of a Lien in favor of Agent, on behalf of itself and Lenders, as additional collateral for the Obligations, on the properties or other assets of such Obligor or Subsidiary.

                        6.20 FINANCIAL COVENANTS. Obligors shall not breach or
            fail to comply with any of the Financial Covenants set forth on ANNEX G.

                        6.21 NEW YORK STOCK EXCHANGE LISTING. Holdings shall not
            at any time fail to be, or fail to be qualified to be, listed on the New York Stock Exchange.

                  6.22 SPECIFIED MARGIN SHARES. Notwithstanding anything to the contrary, no Obligor (other than Holdings) or any Subsidiary thereof may own, legally or beneficially, any Specified Margin Shares and, upon the sale or other disposition of any Specified Margin Shares by Holdings, no Obligor (including Holdings) or any Subsidiary thereof may at any time thereafter own, legally or beneficially, any of those Specified Margin Shares which have been so sold or transferred. Nothing contained herein shall be deemed to permit the acquisition or disposition of any Stock."

            (d) The proviso contained in clause (c) of Section 8.1 of the Credit Agreement is deleted.

            (e) Each reference to "$1,000,000" contained in clause (f) of
      Section 8.1 of the Credit Agreement is replaced with a reference to "$250,000".

            (f) Each reference to "$500,000" contained in clause (i) of Section
      8.1 of the Credit Agreement is replaced with a reference to "$250,000".

            (g) Each reference to "forty-five (45)" contained in clause (i) of
      Section 8.1 of the Credit Agreement is replaced with a reference to "thirty (30)".

            (h) Each reference to "forty-five (45)" contained in clause (j) of
      Section 8.1 of the Credit Agreement is replaced with a reference to "thirty (30)".

            (i) Each reference to "$500,000" contained in clause (l) of Section
      8.1 of the Credit Agreement is replaced with a reference to "$250,000".

            (j) The reference to "60" contained in clause (m) of Section 8.1 of the Credit Agreement is replaced with a reference to "30".

            (k) The defined terms "Acceptable Haleko Credit Funding", "Funded Debt", "Index Margin", "L/C Margin", "LIBOR Margin" and "Margin" are deleted from Annex A of the Credit Agreement.

            (l) The following defined term is inserted into Annex A of the Credit Agreement in alphabetical order among the defined terms contained therein:

                  ""DOMESTIC WHOLLY-OWNED OBLIGOR" shall mean any Obligor (other than International) formed under the laws of a jurisdiction located within the continental United States, all of the outstanding Stock of which is owned and controlled directly or indirectly by Holdings, beneficially and as of record, with full voting and dispositive power, and none of the outstanding Stock of which is owned or controlled directly or indirectly by a Person formed under the laws of a jurisdiction located outside of the continental United States."

            (m) The defined term "Excluded Asset Sales" contained in Annex A of the Credit Agreement is replaced with the following text:

                  ""EXCLUDED ASSET SALES" shall mean the sale, transfer,
            conveyance or other disposition of any assets or properties (i) to any Domestic Wholly-Owned Obligor other than Holdings, (ii) consisting of sales of Inventory in the ordinary course of business,
            (iii) consisting of licensing of items of intellectual property in the ordinary course of business, (iv) consisting of the sale and leaseback of assets or properties, if permitted by the terms of the Agreement, (v) consisting of sales of obsolete or redundant Equipment or Fixtures not to exceed $500,000 in the aggregate in any Fiscal Year, and (vi) consisting of the assignment for collection of up to $250,000 of uncollectible Accounts each Fiscal Year."

            (n) The last sentence of paragraph (a) of Annex B of the Credit Agreement is replaced with the following sentence:

            "It is further understood that Letter of Credit Obligations may be incurred only by a Borrower on its own behalf and that all Letter of Credit Obligations shall be guaranteed by Holdings pursuant to the Guaranty."

            (o) The text of subparagraph (d)(1) of Annex B of the Credit Agreement is replaced with the following text:

            "(1) Agent for the benefit of the Lenders, as compensation to the Lenders for such Letter of Credit Obligation, (i) all costs and expenses incurred by Agent or any Lender on account of such Letter of Credit Obligation, (ii) commencing with the month in which such Letter of Credit Obligation is incurred by the Lenders and monthly thereafter for each month during which such Letter of Credit Obligation shall remain outstanding, a fee in an amount equal to (A) the maximum amount available from time to time to be drawn under the applicable Letter of Credit multiplied by (B) a per annum rate of
            (1) 3.50%, from June 24, 1999 through September 23, 1999, (2) 4.00%, from September 24, 1999 through November 23, 1999, (3) 5.00%, from November 24, 1999 through December 23, 1999 and (4) for each period of thirty consecutive days thereafter, the margin in effect immediately prior to such period PLUS an additional .25% (such that, for example, the margin determined pursuant to this clause (4) will be 5.25% as of December 24, 1999 and 5.50% as of January 24, 2000)."

            (p) The text of paragraph (d) of Annex C of the Credit Agreement is replaced with the following text:

            "(d) So long as no Event of Default has occurred and is continuing
            (i) Holdings may amend SCHEDULE 1.7 to add or replace a Lock Box or

            Obligor Account or replace the Concentration Account; PROVIDED, HOWEVER, THAT (A) Agent shall have consented in writing to the opening of such account with the relevant bank and (B) prior to the time of the opening of such account or Lock Box, such bank and the applicable Obligor and/or Subsidiary thereof shall have executed and delivered to Agent a triparty blocked account agreement, in form and substance satisfactory to Agent and (ii) Nutrition may invest amounts maintained overnight in the Disbursement Account in accordance with this Agreement in overnight deposits offered by the financial institution at which the Disbursement Account is maintained."

            (q) The following text is inserted into paragraph (c) of Annex E of the Credit Agreement immediately after the reference to "Fiscal Year" contained therein:

            "(except, ninety (90) days after the end of Fiscal Year 1999)"

           (R) Annexes G and J to the Credit Agreement are respectively replaced with Annexes G and J respectively attached as ANNEXES A and B hereto.

            (s) Schedules 3.10, 6.3 and 6.7 to the Credit Agreement are respectively replaced with Schedules 3.10, 6.3 and 6.7 attached to ANNEX C hereto.

            (t) Schedules 6.11 and 6.14 attached to ANNEX C hereto are inserted into the Credit Agreement in appropriate order among the Schedules thereto.

      3. REPRESENTATIONS AND WARRANTIES. As of the date hereof, Obligors hereby jointly and severally represent and warrant to Agent and Lenders as follows:

            (a) After giving effect to this Amendment and the transactions contemplated hereby (i) no Default or Event of Default shall have occurred or be continuing and (ii) the representations and warranties of Obligors contained in the Loan Documents shall be true, accurate and complete in all respects on and as of the date hereof to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date.

            (b) The execution, delivery and performance, as the case may be, by each Obligor of this Amendment and the other documents and transactions contemplated hereby are within each Obligor's corporate powers, have been duly authorized by all necessary corporate action (including, without limitation, all necessary shareholder approval) of each Obligor, have received all necessary governmental approvals, and do not and will not contravene or conflict with any provision of law applicable to any Obligor, the certificate or articles of incorporation or bylaws of any Obligor, or any order, judgment or decree of any court or other agency of government or any contractual obligation binding upon any Obligor.

            (c) This Amendment, the Credit Agreement and each other Loan Document is the legal, valid and binding obligation of each Obligor enforceable against each Obligor in accordance with its respective terms, except to the extent enforceability is limited by bankruptcy, insolvency or similar laws affecting the rights of creditors generally or by application of general principles of equity.

      4. CONDITIONS PRECEDENT. This Amendment shall become effective as of the Effective Date, PROVIDED that as of the Effective Date each of the following items shall have been received by Agent or satisfied, as the case may be, all in form and substance satisfactory to Agent:

            (a) AMENDMENT. This Amendment, duly executed by each Obligor, Agent and Requisite Lenders.

            (b) REVOLVING CREDIT NOTES. Revolving Credit Notes reflecting each Revolving Credit Loan Commitment set forth on ANNEX A attached hereto, duly executed by each Borrower.

            (c) SCHEDULES. Schedules 3.10 (after giving effect to the Restructuring), 6.3, 6.7, 6.11 and 6.14 to the Credit Agreement attached to ANNEX C hereto.

            (d) NO DEFAULT. After giving effect to this Amendment and the transactions contemplated hereby, no Default or Event of Default shall have occurred and be continuing.

            (e) WARRANTIES AND REPRESENTATIONS. After giving effect to this Amendment and the transactions contemplated hereby, the warranties and representations of each Obligor contained in this Amendment shall be true and correct in all respects.

            (f) FEES, COSTS AND EXPENSES. Agent shall have received (at Agent's option, by payment or as a charge against the Revolving Loan) (i) for the ratable benefit of each Lender signatory to this Amendment, an amendment fee of $287,500, which fee shall be fully earned as of the date hereof and shall be non-refundable when paid, and (ii) all other fees, costs and expenses, including reasonable attorneys' fees, due pursuant to the Loan Documents, including as incurred by Agent in connection herewith.

      5. EFFECT ON LOAN DOCUMENTS. This Amendment is limited to the specific purpose for which it is granted and, except as specifically set forth above (a) shall not be construed as a consent, waiver, amendment or other modification with respect to any term, condition or other provision of any Loan Document and
(b) each of the Loan Documents shall remain in full force and effect and are each hereby ratified and confirmed.

      6. SUCCESSORS AND ASSIGNS. This Amendment shall be binding on and shall inure to the benefit of Obligors, Agent, Lenders and their respective successors and assigns; PROVIDED that no Obligor may assign its rights, obligations, duties or other interests hereunder without the prior written consent of Agent and Lenders. The terms and provisions of this Amendment are for the purpose of defining the relative rights and obligations of Obligors, Agent and Lenders with respect to the transactions contemplated hereby and there shall be no third party beneficiaries of any of the terms and provisions of this Amendment.

      7. ENTIRE AGREEMENT. This Amendment, including all documents attached hereto, incorporated by reference herein or delivered in connection herewith, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

      8. FEES AND EXPENSES. Obligors shall pay to Agent on demand all fees, costs and expenses owing by Obligors pursuant to Section 11.3 of the Credit Agreement, including those incurred by Agent or otherwise payable in connection with the preparation, execution and delivery of this Amendment.

      9. INCORPORATION OF CREDIT AGREEMENT. The provisions contained in Sections
11.9 and 11.14 of the Credit Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety with respect to this Amendment.

      10. ACKNOWLEDGMENT. Each Obligor hereby represents and warrants that there are no liabilities, claims, suits, debts, liens, losses, causes of action, demands, rights, damages or costs, or expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent (collectively, the "CLAIMS"), which any Obligor may have or claim to have against Agent or any Lender, or any of their respective affiliates, agents, employees, officers, directors, representatives, attorneys, successors and assigns (collectively, the "LENDER RELEASED PARTIES"), which might arise out of or be connected with any act of commission or omission of the Lender Released Parties existing or occurring on or prior to the date of this Amendment, including, without limitation, any Claims arising with respect to the Obligations or any Loan Documents. In furtherance of the foregoing, each Obligor hereby releases, acquits and forever discharges the Lender Released Parties from any and all Claims that any Obligor may have or claim to have, relating to or arising out of or in connection with the Obligations or any Loan Documents or any other agreement or transaction contemplated thereby or any action taken in connection therewith from the beginning of time up to and including the date of the execution and delivery of this Amendment. Each Obligor further agrees forever to refrain from commencing, instituting or prosecuting any lawsuit, action or other proceeding against any Lender Released Parties with respect to any and all Claims which might arise out of or be connected with any act of commission or omission of the Lender Released Parties existing or occurring on or prior to the date of this Amendment, including, without limitation, any Claims arising with respect to the Obligations or any Loan Documents.

      11. CAPTIONS. Section captions used in this Amendment are for convenience only, and shall not affect the construction of this Amendment.

      12. SEVERABILITY. Whenever possible each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.

      13. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same

                                      -16
instrument. Delivery of an executed counterpart of a signature page to this Amendment by telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

                            [signature pages follow]

      IN WITNESS WHEREOF, this Seventh Amendment to Third Amended and Restated Credit Agreement has been duly executed and delivered as of the day and year first above written.

                       WEIDER NUTRITION INTERNATIONAL, INC.
                       WEIDER NUTRITION GROUP, INC.
                       WNG HOLDINGS (INTERNATIONAL) LTD.

                       For each of the foregoing:


                       By:     ______________________________

                       Title:  ______________________________

                       GENERAL ELECTRIC CAPITAL CORPORATION,
                         as Agent and Lender

                       By:     ______________________________

                       Title:  Duly Authorized Signatory

                       FIRST UNION NATIONAL BANK, successor by
                       merger to Corestates Bank, N.A.

                       By:     ______________________________

                       Title:  ______________________________

                       LASALLE BANK, NATIONAL ASSOCIATION,
                 successor to LaSalle National Bank

                       By:     ______________________________

                       Title:  ______________________________

                       THE BANK OF NOVA SCOTIA

                       By:     ______________________________

                       Title:  ______________________________

                       BANK AUSTRIA CREDITANSTALT CORPORATE FINANCE, INC.

                       By:     ______________________________

                       Title:  ______________________________


                       By:     ______________________________

                       Title:  ______________________________

                       DRESDNER BANK AG, NEW YORK AND
                       GRAND CAYMAN BRANCHES

                       By:     ______________________________

                       Title:  ______________________________


                       By:     ______________________________

                       Title:  ______________________________

                       ZIONS FIRST NATIONAL BANK

                       By:     ______________________________

                       Title:  ______________________________

                                     Annex A

                             ANNEX G (SECTION 6.20)
                                       TO
                   THIRD AMENDED AND RESTATED CREDIT AGREEMENT


                               FINANCIAL COVENANTS

            Holdings shall not breach or fail to comply with any of the following financial covenants, each of which shall be calculated in accordance with GAAP, consistently applied:

            (a) MAXIMUM CAPITAL EXPENDITURES. Holdings, on a consolidated basis, shall not make Capital Expenditures during any fiscal period described below that exceed the amount set forth opposite such fiscal period:

            FISCAL PERIOD                                       AMOUNT
            -------------                                       ------
            Fiscal Year 1999                                $ 11,900,000
            Three month period ended August 31, 1999        $  2,000,000
            Six month period ended November 30, 1999        $  4,000,000
            Nine month period ended February 29, 2000       $  5,500,000

            (b) MINIMUM NET WORTH. Holdings, on a consolidated basis, shall maintain at all times Net Worth equal to or greater than $90,000,000.

            (c) MINIMUM INTEREST COVERAGE RATIO. Holdings, on a consolidated basis, shall have at the end of each Fiscal Quarter described below a ratio of (i) the sum of (A) EBITDA LESS (B) Capital Expenditures LESS (C) taxes paid in cash to (ii) Gross Interest Charges, in the case of (i) the Fiscal Quarter ending August 31, 1999, for the three month period then ended, (ii) the Fiscal Quarter ending November 30, 1999, for the six month period then ended and (iii) the Fiscal Quarter ending February 29, 2000, for the nine month period then ended, equal to or greater than the ratio set forth opposite such Fiscal Quarter:

            FISCAL QUARTER                                          RATIO
            --------------                                          -----
            Fiscal Quarter ending August 31, 1999                 1.15 to 1.00
            Fiscal Quarter ending November 30, 1999               1.45 to 1.00
            Fiscal Quarter ending February 29, 2000               1.70 to 1.00

            (d) MINIMUM EBITDA. Holdings, on a consolidated basis, shall have at the end of each Fiscal Quarter described below EBITDA, in the case of (i) the Fiscal Quarter ending May 31, 1999, for the 12 month period then ended, (ii) the Fiscal Quarter ending August 31, 1999, for the three month period then ended, (iii) the Fiscal Quarter ending November 30, 1999, for the six month period then ended and (iv) the Fiscal Quarter ending February 29, 2000, for the nine month period then ended, equal to or greater than the amount set forth opposite such Fiscal Quarter:

            FISCAL QUARTER                                        AMOUNT

            Fiscal Quarter ending May 31, 1999                    $12,400,000
            Fiscal Quarter ending August 31, 1999                 $ 5,600,000
            Fiscal Quarter ending November 30, 1999               $12,900,000
            Fiscal Quarter ending February 29, 2000               $22,000,000

      Solely for purposes of determining compliance with this Annex G, EBITDA as of (A) the Fiscal Quarter ending May 31, 1999 shall be increased by an amount equal to the amount of actual write-offs taken by Holdings as a result of what is commonly referred to by Holdings as its "SKU reduction program" (the "Program") during the 12 month period then ended in excess of the amount of projected write-offs to be taken by Holdings as a result of the Program reflected in the most recent Projections received by Agent for such period, which excess amount is identified in a writing acceptable and delivered to Agent along with the Financial Statements for such Fiscal Quarter, (B) the Fiscal Quarter ending August 31, 1999 shall be increased by an amount equal to the lesser of $700,000 and the amount of actual write-offs taken by Holdings as a result of the Program during the three month period then ended in excess of the amount of projected write-offs to be taken by Holdings as a result of the Program reflected in the most recent Projections received by Agent for such period, which excess amount is identified in a writing acceptable and delivered to Agent along with the Financial Statements for such Fiscal Quarter, (C) the period of two consecutive Fiscal Quarters ending November 30, 1999 shall be increased by an amount equal to the lesser of $1,400,000 and the amount of actual write-offs taken by Holdings as a result of the Program during the six month period then ended in excess of the amount of projected write-offs to be taken by Holdings as a result of the Program reflected in the most recent Projections received by Agent for such period, which excess amount is identified in a writing acceptable and delivered to Agent along with the Financial Statements for such Fiscal Quarter and (D) the period of three consecutive Fiscal Quarters ending February 29, 2000 shall be increased by an amount equal to the lesser of $2,100,000 and the amount of actual write-offs taken by Holdings as a result of the Program during the nine month period then ended in excess of the amount of projected write-offs to be taken by Holdings as a result of the Program reflected in the most recent Projections received by Agent for such period, which excess amount is identified in a writing acceptable and delivered to Agent along with the Financial Statements for such Fiscal Quarter; PROVIDED that, in any event, (a) all write-offs projected to be taken by Holdings as a result of the Program shall be reflected separately from all other losses and write-offs in all Projections, Financial Statements and other relevant information delivered to Agent and/or Lenders and (b) EBITDA shall not be increased pursuant to this paragraph by more than $2,500,000 in the aggregate. In addition to the foregoing and as an additional covenant of this Annex G, the amount of actual write-offs taken by Holdings as a result of the Program during Fiscal Year 1999 and the first three Fiscal Quarters of Fiscal Year 2000 shall not exceed $5,500,000 in the aggregate.

                                     Annex B

                                                             ANNEX J
                                       TO
                   THIRD AMENDED AND RESTATED CREDIT AGREEMENT


                                   COMMITMENTS

                                Revolving Credit

LENDER                                              LOAN COMMITMENT   PERCENTAGE
------                                              ---------------  -----------
General Electric Capital Corporation .........      $ 38,525,000.00       33.50%

First Union National Bank ....................      $ 19,837,500.00       17.25%

LaSalle Bank, N.A ............................      $ 19,837,500.00       17.25%

The Bank of Nova Scotia ......................      $  9,200,000.00        8.00%

Bank Austria Creditanstalt ...................      $  9,200,000.00        8.00%
Corporate Finance, Inc.

Dresdner Bank AG, New York and ...............      $  9,200,000.00        8.00%
Grand Cayman Branches

Zions First National Bank ....................      $  9,200,000.00        8.00%
                                                    ---------------  -----------
Total: .......................................      $115,000,000.00      100.00%
                                                    ===============  ===========

                                     Annex C

                     Schedules 3.10, 6.3, 6.7, 6.11 and 6.14
               to the Third Amended and Restated Credit Agreement

                          [to be attached by Obligors]

                                      -29-